METLIFE INVESTORS DISTRIBUTION COMPANY
(SEC. I.D. No. 8-53064)

Financial Statements and Supplemental Schedules
As of and for the Year Ended December 31, 2025
and
Report of Independent Registered Public Accounting Firm

****

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53064

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **MetLife Investors Distribution Company**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Park Avenue 4th Floor
(No. and Street)

New York, NY 10166
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Gruppuso +1 (908)253-2685 pgruppuso@metlife.com
(Area Code - Telephone No.) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name -if individual, state last, first and middle name)

30 Rockefeller Plaza New York, NY 10112-0015
(Address) (City) (State) (Zip Code)

10/10/2003 **PCAOB ID No. 34.**
(Date of Registration with PCAOB, if applicable) (PCAOB Registration Number, if applicable)

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MetLife Investors Distribution Company

OATH OR AFFIRMATION

I, Peter Gruppuso, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MetLife Investors Distribution Company, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signed by:

Peter Gruppuso

BCF712738F94441...

Signature: _____

AVP and Chief Financial Officer
Title:

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.
☐ (b) Notes to the statement of financial condition.
☒ (c) Statement of operations.
☒ (d) Statement of cash flows.
☒ (e) Statement of changes in stockholder's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors (not applicable).
☒ (g) Notes to the financial statements.
☒ (h) Computation of net capital under 17 CFR 240.15c3-1.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2 (not applicable).
☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable. (not applicable).
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3. (not applicable).
☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable. (not applicable).
☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition. (not applicable).
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable. (not applicable).
☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 (filed separately).
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☒ (u) Independent public accountant's report based on an examination of the financial statements under 17 CFR 240.17a-5.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable. (not applicable).
☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 (filed separately).
☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e (filed separately).
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k). (not applicable).
☐ (z) Other: (not applicable).
  ***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3).*

MetLife Investors Distribution Company

Table of Contents

Report of Independent Registered Public Accounting Firm

Deloitte & Touche LLP
30 Rockefeller Plaza
41st Floor
New York, NY 10112-0015
USA

Tel:+1 212 492 4000
Fax:+1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and stockholder of MetLife Investors Distribution Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MetLife Investors Distribution Company (the "Company") as of December 31, 2025, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As described in Note 3, the financial statements have been prepared from the separate records maintained by the Company's ultimate parent company, MetLife, Inc., and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Our opinion was not modified with respect to this matter.

Report on Supplemental Schedules

The accompanying supplemental schedules (h) and (o) and (j) and (m) (collectively "the supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

March 23, 2026

We have served as the Company's auditor since 2001.

MetLife Investors Distribution Company

Statement of Financial Condition

December 31, 2025

Assets		
Cash and cash equivalents	$	22,774,372
Concessions receivable from affiliates		7,098,996
Service fee receivable from affiliate		214,044
Other assets		369,987
Total assets	$	30,457,399
Liabilities and Stockholder's Equity		
Liabilities		
Concessions payable	$	7,098,996
Due to affiliates		152,911
Accrued liabilities		148,893
Total liabilities		7,400,800
Stockholder's Equity		
Common stock, no par value; authorized 30,000 shares; issued and outstanding 25,000 shares		100,000
Additional paid in capital		6,374,363
Retained earnings		16,582,236
Total stockholder's equity		23,056,599
Total liabilities and stockholder's equity	$	30,457,399

See accompanying notes to the financial statements.

MetLife Investors Distribution Company

Statement of Operations
For the Year Ended December 31, 2025

Revenues		
Concessions from affiliates	$	40,170,843
Service fees from affiliate		2,924,837
Interest income		702,470
Other revenues		573,617
Total revenues		44,371,767
Expenses		
Concessions to broker-dealers		32,940,296
Overhead charges to affiliates		6,664,653
Service fees to affiliate		2,924,837
Other expenses		1,139,511
Total expenses		43,669,297
Income before income tax expense (benefit)		702,470
Provision for income tax expense (benefit)		148,309
Net income	$	554,161

See accompanying notes to the financial statements.

3

MetLife Investors Distribution Company

Statement of Cash Flows

For the Year Ended December 31, 2025

Cash flow from operating activities:		
Net income	$	554,161
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Concessions receivable from affiliates		1,105,869
Service fee receivable from affiliate		(6,565)
Other assets		6,319
Increase (decrease) in operating liabilities:		
Concessions payable		(1,105,869)
Due to affiliates		10,158
Accrued liabilities		(39,978)
Net cash provided by operating activities		524,095
Net increase in cash and cash equivalents		524,095
Cash and cash equivalents, beginning of year		22,250,277
Cash and cash equivalents, end of year	$	22,774,372
Supplemental disclosures of cash flow information:		
Cash paid for income taxes		187,168

See accompanying notes to the financial statements.

MetLife Investors Distribution Company

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2025

	Common Stock		Additional Paid in Capital		Retained Earnings		Total Stockholder's Equity	
Balance at January 1, 2025	$	100,000	$	6,374,363	$	16,028,075	$	22,502,438
Net income		—		—		554,161		554,161
Balance at December 31, 2025	$	100,000	$	6,374,363	$	16,582,236	$	23,056,599

See accompanying notes to the financial statements.

Notes to the Financial Statements
As of and for the Year Ended December 31, 2025

1. Organization

MetLife Investors Distribution Company (the "Company") is a wholly owned subsidiary of MetLife Investors Group, LLC, which is a wholly owned subsidiary of MetLife, Inc. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). "MetLife" as used in these notes refers to MetLife, Inc., a Delaware corporation, and its subsidiaries (other than the Company).

The Company serves as general distributor and principal underwriter of variable annuity and variable life insurance policies as well as principal underwriter of funding agreements issued by Metropolitan Life Insurance Company ("MLIC") and Metropolitan Tower Life Insurance Company ("MTL") which are subsidiaries of MetLife. The Company is a wholesale broker-dealer that enters into distribution agreements with other registered broker-dealers. The Company does not assume insurance risks. The variable annuity contracts, variable life insurance policies, as well as funding agreements are referred to in these notes as "the Products".

2. Summary of Significant Accounting Policies

Basis of Presentation – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported on the financial statements. Actual results could differ from these estimates and those differences could be material.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash and highly liquid investments with maturities, when purchased, of three months or less. Included in cash and cash equivalents are $22,764,372 in a money market fund.

Fair Value – Certain assets and liabilities are measured at estimated fair value in the Company's financial statements. In addition, the notes to the financial statements include further disclosures of estimated fair values. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. In Level 1, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on Level 2 inputs that are either directly or indirectly observable as of the reporting date, where fair value is determined through models or other valuation methodologies. Such inputs include quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinable, Level 3 unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the fair value of assets and liabilities. Substantially all the Company's financial assets and liabilities are carried at fair value or amounts that approximate fair value. The Company's money market fund included in cash and cash equivalents is valued using Level 1 inputs.

Revenue Recognition – Revenue is primarily comprised of concession revenues from affiliates for the underwriting and distribution of Products and is equal to the Company's expenses incurred related to the sales of such Products on behalf of the affiliates. Revenue is also comprised of service fees from an affiliate for the distribution of mutual fund investments made available through the Products, which are contractually agreed upon with the affiliate or the underlying mutual funds, as applicable. The performance obligation for concession revenues is to provide underwriting and distribution services, which are not separately distinct and therefore bundled as a single performance obligation. Mutual fund distribution services, which provide mutual fund share sales to Product clients on behalf of the mutual funds, also are comprised of services that are not separable and distinct and therefore bundled as a single performance obligation. Both services are provided to customers at a point in time and continuously throughout the time a Product remains contractually in-force. The consideration for concession revenues is variable in that it is derived from Product account balances and fully constrained until policyholder behavior or capital market behavior is known. Mutual fund distribution service fees are also variable and fully constrained until a fund's average net daily assets is known each month. Revenues recognized for the period are primarily related to performance obligations satisfied, either fully or partially, in prior periods. The revenue recognized includes variable consideration to the extent it is probable that a significant reversal will not occur, which occurs by the end of each month for each revenue stream.

Income Taxes – The Company joins with MetLife and its includable subsidiaries in filing a consolidated U.S. life insurance and non-life insurance federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. Current taxes (and the benefits of tax attributes such as losses) are allocated to the Company under the consolidated tax return regulations and a tax sharing agreement. Under the consolidated tax return regulations, MetLife has elected the "percentage method" (and 100% under such method) of reimbursing companies for tax attributes, e.g., net operating losses. As a result, 100% of tax attributes are reimbursed by MetLife to the extent that consolidated federal income tax of the consolidated federal tax return group is reduced in a year by tax attributes. On an annual basis, each of the profitable subsidiaries pay to MetLife the federal income tax which it would have paid based upon that year's taxable income. If the Company has current or prior deductions and credits (including but not limited to losses) which reduce the consolidated tax liability of the consolidated federal tax return group, the deductions and credits are characterized as realized (or realizable) by the Company when those tax attributes are realized (or realizable) by the consolidated federal tax return group, even if the Company would not have realized the attributes on a stand-alone basis under a "wait and see" method.

The Company's accounting for income taxes represents management's best estimate of various events and transactions.

Deferred income tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the date of the statement of financial condition using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

The realization of deferred income tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established against deferred income tax assets when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, the Company considers many factors, including:

- the nature, frequency, and amount of cumulative financial reporting income and losses in recent years;

- the jurisdiction in which the deferred tax asset was generated;

- the length of time that carryforward can be utilized in the various taxing jurisdictions;

- future taxable income exclusive of reversing temporary differences and carryforwards;

- future reversals of existing taxable temporary differences;

- taxable income in prior carryback years; and

- tax planning strategies, including the intent and ability to hold certain AFS debt securities until they recover in value.

The Company may be required to change its provision for income taxes when estimates used in determining valuation allowances on deferred income tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, the effect of changes in tax laws, tax regulations, or interpretations of such laws or regulations, is recognized in net income tax expense (benefit) in the period of change.

The Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded on the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within liabilities and are charged to earnings in the period that such determination is made.

Segment Reporting – Given the nature of the business, the Company operates as a single reportable segment. The president and chief operating decision maker is the Company's chief executive officer who assesses performance and decides how to allocate resources based on net income that is also reported on the statement of operations. The measure of segment assets is reported on the statement of financial condition as total assets.

Adoption of Accounting Pronouncement - The Company adopted Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, effective for annual periods beginning January 1, 2025. The guidance requires enhanced disclosures, including specific categories in the rate reconciliation, additional information for reconciling items that meet a quantitative threshold, income taxes paid (net of refunds received) disaggregated by federal (national), state and foreign taxes and income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than five percent of total income taxes paid (net of refunds received). The Company has included the enhanced disclosures within Note 5.

Future Adoption of Accounting Pronouncement - The Company expects to adopt the following accounting pronouncement in the future: In November 2024, the FASB issued new guidance on expense disaggregation, ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The key amendments require disclosures in the notes to financial statements around employee compensation costs, depreciation, intangible asset amortization and certain other costs and expenses. Information on selling expenses is also required. The guidance is effective for annual periods beginning January 1, 2027 (with early adoption permitted). The Company is currently evaluating the impact of the guidance on its financial statements.

3. Related Party Transactions

The Company earns concessions from affiliates for sales of the Products equal to the Company's expenses incurred related to the sales of such Products. For the year ended December 31, 2025, the Company incurred $32,940,296 of concessions to broker-dealers, including $23,628,906 of concessions related to a formerly affiliated broker-dealer purchased by a third party. In addition, for the year ended December 31, 2025, the Company incurred $6,664,653 of overhead charges to affiliates as well as $1,139,511 of other expenses which are reimbursed and earned as concessions from affiliates. The Company pays a fee to MetLife for administrative and recordkeeping services. For the year ended December 31, 2025, the Company incurred $2,924,837 for such fees, presented as service fees to affiliate on the statement of operations. At December 31, 2025, the Company had concessions receivable from affiliates of $7,098,996. In addition, the Company had service fee receivable from affiliate of $214,044.

MetLife provides services and support functions and charges the Company its allocated portion of such costs, which are presented within other expenses on the statement of operations. The Company's results of operations and statement of operations may not necessarily be indicative of those which would have resulted had the Company operated as an independent entity.

Due to affiliates of $152,911 includes amounts due to MLIC of $114,857, as well as to MetLife Services and Solutions ("MSS") of $38,054. The balances are for allocated services and support functions.

4. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the 1934 Act which requires the maintenance of minimum net capital, as defined. The Company calculates net capital under the alternative method permitted by Rule 15c3-1, which defines the Company's minimum net capital as the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At December 31, 2025, the Company had net capital of $21,036,535 which was $20,786,535 in excess of the requirement of $250,000.

The Company carries no customer accounts and receives no customer funds or securities. Accordingly, the Company is exempt from Rule 15c3-3 under the 1934 Act pursuant to section (k)(1) of the rule.

5. Income Taxes

The provision for income tax expense (benefit) was as follows:

Current:		
Federal	$	147,309
State & Local		1,000
Provision for income tax expense	$	148,309

The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax expense (benefit) as reported was as follows. See Note 2 for further information on the ASU recently adopted on a prospective basis by the Company.

	Amount	% Income
Income (loss) before provision for income tax	$ 702,470	
Tax provision at U.S. statutory rate	147,519	21.0 %
U.S. state and local, net of U.S. federal (1)	790	0.1 %
Provision for income tax expense (benefit) and effective tax rate	$ 148,309	21.1 %

(1) State and local taxes in Missouri.

The Company paid income taxes net of refunds of $187,168 during the year ended December 31, 2025. Of this amount, U.S. federal income taxes paid were $186,168, U.S. state income taxes paid were $1,000.

Deferred income tax represents the tax effect of the differences between the book and tax bases of assets and liabilities. The deferred income tax as reported was as follows:

Deferred income tax assets:		
State Net operating loss carryforwards (1)	$	161,654
Total gross deferred income tax assets		161,654
Less: Valuation allowance		(161,654)
Total net deferred income tax assets	$	—

(1) The state net operating loss carryforwards begin to expire in 2030.

The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. The Company is no longer subject to U.S. federal, state or local income tax examinations in major taxing jurisdictions for years prior to 2017.

The Company had no unrecognized tax benefits as of December 31, 2025.

The Company had no penalties and no interest for the year ended December 31, 2025.

6.   Litigation and Contingencies

Various litigation, claims and assessments against the Company may arise in the course of the Company's business. Further, regulatory authorities may make inquiries and conduct investigations concerning the Company's compliance with applicable laws and regulations.

It is not possible to predict the ultimate outcome of investigations and legal proceedings. In some matters, significant and/or indeterminate amounts including punitive and treble damages, may be sought. It is possible that an adverse outcome in such matters may have a material impact upon the Company's financial position. Based on information currently known by the Company's management, in its opinion, the outcomes of any such pending investigation and legal proceedings are not likely to have such effect. Any costs resulting from such actions incurred by the Company would be reimbursed by the affiliates the Company serves.

7.   Subsequent Events

The Company evaluated the recognition and disclosure of subsequent events through March 23, 2026, the date the financial statements were issued. There were no significant events requiring adjustments or disclosure through the date of issuance.

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SUPPLEMENTAL SCHEDULES

MetLife Investors Distribution Company

Computation of net capital under 17 CFR 240.15c3-1

December 31, 2025   **Schedules (h) and (o)**

Total stockholder's equity	$	23,056,599
Less non-allowable assets:		
Concessions receivable from affiliates		1,032,843
Service fee receivable from affiliate		214,044
Other assets		317,890
Total non-allowable assets		1,564,777
Net capital before haircuts on securities		21,491,822
Haircut on securities		455,287
Net capital		21,036,535
Net capital requirement (as the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000)		250,000
Excess net capital	$	20,786,535

There are no material differences between the Computation of Net Capital presented above and that reported in the Company's amended unaudited Part IIA Form X-17A-5 as of December 31, 2025 filed on February 26, 2026.

Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3 and information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

December 31, 2025   **Schedules (j) and (m)**

EXEMPTION UNDER SECTION (k)(1) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.